CLIFFORD L. NEUMAN, P.C.
Attorney at Law

TEMPLE-BOWRON HOUSE
1507 PINE STREET
BOULDER, COLORADO 80302

Telephone: (303) 449-2100
Facsimile: (303) 449-1045
E-mail: clneuman@neuman.com

October 4, 2005

VIA EDGAR AND FACSIMILE

Ms. April Coleman
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:	XFormity Technologies, Inc.
Form 8-K/A Filed December 6, 2004
Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005
Filed May 18, 2005
File No. 000-23391

Dear Ms. Coleman,

          This will confirm your recent telephone conversation with Mr. Jack Rabin on behalf of XFormity Technologies, Inc. (the "Company") on October 3, 2005.

          As a result, the Company is unable to respond to your comments of September 20, 2005 and to file amended reports in response to those comments within the ten-day period requested in your comment letter.

          Accordingly, on behalf of the Company, we would respectfully request an extension within which to respond to your written comments of September 20, 2005 and to file any necessary amendments to the reports covered by such comments until October 17, 2005.

          Thank you for your consideration.
Sincerely,

/S/ Clifford L. Neuman
Clifford L. Neuman

cc:   Bill O'Brien
        Mark Haugejorde
        Jack Rabin